Exhibit 99.1

St. John's, NL - February 14, 2025

FORTIS INC. REPORTS FOURTH QUARTER & ANNUAL 2024 RESULTS

This news release constitutes a "Designated News Release" incorporated by reference in the prospectus supplement dated December 9, 2024 to Fortis' short form base shelf prospectus dated December 9, 2024.

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a well-diversified leader in the North American regulated electric and gas utility industry, released its 2024 fourth quarter and annual financial results.1

Highlights

•Annual net earnings of $1.6 billion, or $3.24 per common share for 2024
•Annual adjusted net earnings per common share2 of $3.28, up from $3.09 for 2023, representing 6% growth3
•Capital expenditures2 of $5.2 billion, yielding 6% annual rate base growth3
•Tranche 2.1 projects approved by MISO; ITC now estimates US$3.7-$4.2 billion in investments, with majority expected post-2029
•4.2% increase in fourth quarter common share dividend achieving 51 years of common share dividend increases

"In 2024, Fortis extended its track record of strong EPS and rate base growth," said David Hutchens, President and Chief Executive Officer, Fortis Inc. "We executed a $5.2 billion capital program, outperformed industry averages for safety and reliability performance, and continued to be recognized as a leader for our governance practices."

"We remain focused on extending our track record as we execute our $26 billion five-year capital plan in support of our annual dividend growth guidance of 4-6% through 2029," said Mr. Hutchens. "Fortis' strength comes from the dedication and hard work of our people, and we appreciate their efforts in making 2024 another successful year."

Net Earnings

The Corporation reported net earnings attributable to common shareholders ("Net Earnings") of $1.6 billion, or $3.24 per common share for 2024, compared to $1.5 billion, or $3.10 per common share for 2023. Growth in earnings was primarily driven by rate base growth across our utilities. New customer rates at Tucson Electric Power ("TEP") effective September 1, 2023 and Central Hudson effective July 1, 2024, and an unfavourable deferred income tax adjustment recognized by ITC in 2023, also contributed to earnings growth. The increase was partially offset by higher holding company finance costs, unrealized losses on derivative contracts, and a $10 million gain realized upon the disposition of Aitken Creek in 2023. The recognition of a refund liability at ITC in 2024 associated with a reduction in the Midcontinent Independent System Operator ("MISO") base rate of return on common equity ("ROE"), largely reflecting the retroactive impact to prior periods, also unfavourably impacted earnings. An increase in the weighted average number of common shares outstanding related to the Corporation's dividend reinvestment plan, also impacted earnings per common share.

For the fourth quarter of 2024, Net Earnings were $396 million, or $0.79 per common share, compared to $381 million or $0.78 per common share for the same period in 2023. The increase was due to rate base growth as well as new customer rates at Central Hudson effective July 1, 2024. The implementation of new customer rates at Central Hudson shifted the timing of quarterly rate recovery in comparison to related costs, resulting in higher revenue and earnings in the fourth quarter of 2024. The increase in earnings was tempered by the refund liability recognized at ITC, unrealized losses on derivative contracts, and the gain on disposition of Aitken Creek in 2023, as discussed above. Lower earnings in Arizona, driven by higher operating expenses, also unfavourably impacted fourth quarter earnings in comparison to the prior year. Net earnings per common share was also impacted by an increase in the weighted average number of common shares.

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1    Financial information is presented in Canadian dollars unless otherwise specified.
2    Non-U.S. GAAP Measures - Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America ("U.S. GAAP") and may not be comparable to similar measures presented by other entities. Fortis presents these non-U.S. GAAP measures because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects. Refer to the Non-U.S. GAAP Reconciliation provided herein.
3    Growth rates calculated using a constant U.S. dollar-to-Canadian dollar exchange rate.

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Adjusted Net Earnings2
Adjusted net earnings attributable to common equity shareholders ("Adjusted Net Earnings") of $1.6 billion for 2024, or $3.28 per common share, were $124 million, or $0.19 per common share higher than 2023. Adjusted Net Earnings reflects the removal of items that management excludes in its key decision-making processes and evaluation of operating results. For 2024, Net Earnings was adjusted to remove the $20 million unfavourable prior period impact associated with the reduction in the MISO base ROE. For 2023, Net Earnings was adjusted to exclude the $4 million net favourable impact associated with the disposition of Aitken Creek and the revaluation of deferred income tax assets at ITC. The increase in Adjusted Net Earnings in 2024 reflects these items, as well as the other factors discussed in Net Earnings.4

For the fourth quarter of 2024, Adjusted Net Earnings of $416 million, or $0.83 per common share, were $66 million, or $0.11 per common share higher than the same period in 2023. Net Earnings for the fourth quarter of 2024 was adjusted to remove the $20 million prior period impact associated with the MISO base ROE, as discussed above. For the fourth quarter of 2023, Net Earnings was adjusted to exclude the disposition of Aitken Creek, including timing impacts associated with the March 31, 2023 effective date of disposition. The increase in fourth quarter Adjusted Net Earnings largely reflects these items, as well as the other factors discussed in Net Earnings.

Capital Expenditures2
Capital expenditures were $5.2 billion for 2024. Growth in capital was due to investments associated with the Eagle Mountain Pipeline project at FortisBC Energy, transmission reliability projects at ITC, and construction of the Roadrunner Reserve battery storage projects at TEP. Capital expenditures increased midyear rate base to $39.0 billion, representing 6% growth over 2023.3

In 2024, construction of the Wataynikaneyap Transmission Power project was completed. This project enables the connection of 17 First Nations communities to the Ontario power grid. Previously these communities had inefficient and unreliable access to electricity based on diesel generation, which compromised their economic and social well-being and limited opportunities for growth. The transmission line is majority-owned by 24 First Nations, while Fortis has a 39% ownership interest.

The Corporation's 2025-2029 capital plan of $26.0 billion is $1.0 billion higher than the previous five-year plan. The increase is driven by projects associated with the MISO long-range transmission plan ("LRTP") and resiliency investments at ITC, as well as distribution investments largely due to customer growth at FortisAlberta.

The five-year capital plan is expected to be funded primarily by cash from operations and regulated utility debt. Common equity proceeds are expected to be provided by the Corporation's dividend reinvestment plan, assuming current participation levels. The Corporation's $500 million at-the-market common equity program remains available and provides funding flexibility as required.

Progress continues with respect to the MISO LRTP projects. Total tranche 1 investments expected for ITC remain in the range of US$1.4-$1.8 billion through 2030, of which US$1.2 billion are included in the 2025-2029 capital plan. In December 2024, MISO approved the tranche 2.1 projects. ITC now estimates US$3.7-$4.2 billion in capital expenditures for tranche 2.1 projects located in Michigan and Minnesota where rights of first refusal are in effect and for projects requiring system upgrades in Iowa which are not subject to a competitive bidding process. A majority of the tranche 2.1 investment is expected beyond 2029.

Regulatory Updates
In October 2024, the Federal Energy Regulatory Commission ("FERC") issued an order setting the base ROE for transmission owners operating in the MISO region, including ITC. The order revised the base ROE of ITC's MISO utilities from 10.02% to 9.98% and also directed the payment of certain refunds, with interest, by December 1, 2025. Fortis' 80.1% share of the related after-tax earnings impact was approximately $22 million, of which $20 million related to periods prior to January 1, 2024.

In December 2024, the Arizona Corporation Commission ("ACC") approved a formula rate plan policy statement which allows utilities to propose formula rates with an annual true-up mechanism in future rate cases. A formula rate plan is expected to improve rate stability for customers, while also reducing regulatory lag and the number of existing rate adjusters. In January 2025, UNS Gas filed supplemental material to its general rate application proposing an annual rate adjustment mechanism as a result of the ACC's formula rate policy statement. The timing and outcome of this proceeding are unknown.

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4    The disposition of Aitken Creek was neutral to Adjusted Net Earnings and EPS for the year.

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Outlook
Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. The Corporation's $26.0 billion five-year capital plan is expected to increase midyear rate base from $39.0 billion in 2024 to $53.0 billion by 2029, translating into a five-year compound annual growth rate of 6.5%.3

Beyond the five-year capital plan, opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to support load growth and facilitate the interconnection of cleaner energy; transmission investments associated with the MISO LRTP tranches 1, 2.1 and 2.2 as well as regional transmission in New York; grid resiliency and climate adaptation investments; renewable gas solutions and liquefied natural gas infrastructure in British Columbia; and the acceleration of load growth and cleaner energy infrastructure investments across our jurisdictions.

Fortis expects its long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2029, and is premised on the assumptions and material factors listed under "Forward-Looking Information".

Fortis has reduced its corporate-wide direct greenhouse gas ("GHG") emissions by 34% from a 2019 base year, and has targets to further reduce such GHG emissions by 50% by 2030 and 75% by 2035. The Corporation's additional 2050 net-zero direct GHG emissions target reinforces Fortis' commitment to further decarbonize over the long-term, while continuing our focus on reliability and affordability. The Corporation's ability to achieve the GHG targets may be impacted by federal, state and provincial energy policies, as well as external factors, including significant customer and load growth and the development of clean energy technology.

Non-U.S. GAAP Reconciliation
Periods ended December 31	Quarter			Annual
($ millions, except earnings per share)	2024	2023	Variance	2024	2023	Variance
Adjusted Net Earnings
Net Earnings	396	381	15	1,606	1,506	100
Adjusting items:
October 2024 MISO base ROE decision[5]	20	—	20	20	—	20
Disposition of Aitken Creek[6]	—	(31)	31	—	(15)	15
Unrealized loss on mark-to-market of derivatives[7]	—	—	—	—	2	(2)
Revaluation of deferred income tax assets[8]	—	—	—	—	9	(9)
Adjusted Net Earnings	416	350	66	1,626	1,502	124
Adjusted Basic EPS ($)	0.83	0.72	0.11	3.28	3.09	0.19

Capital Expenditures
Additions to property, plant and equipment	1,629	1,189	440	5,012	3,986	1,026
Additions to intangible assets	64	61	3	206	183	23
Adjusting item:
Wataynikaneyap Transmission Power Project[9]	—	51	(51)	29	160	(131)
Capital Expenditures	1,693	1,301	392	5,247	4,329	918

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5    Represents the prior period impact of FERC's October 2024 MISO base ROE decision, net of income tax recovery of $7 million.
6    Aitken Creek was sold on November 1, 2023, with a March 31, 2023 effective date. For the year ended December 31, 2023, the adjustment represents: (i) the $10 million gain on disposition, net of income tax expense of $13 million; and (ii) $5 million of net earnings at Aitken Creek, recognized in accordance with U.S. GAAP, during the March 31, 2023 to November 1, 2023 stub period, net of income tax expense of $2 million. For the three-month period ended December 31, 2023, this adjustment represents: (i) the $10 million gain on disposition; and (ii) $21 million of stub period earnings at Aitken Creek, net of income tax expense of $9 million, including amounts initially included in Adjusted Net Earnings in the second and third quarters of 2023 prior to the close of the transaction.
7    Represents the impact of mark-to-market accounting of natural gas derivatives at Aitken Creek through the March 31, 2023 effective date of disposition, net of income tax recovery of $1 million.
8    Represents the revaluation of deferred income tax assets resulting from the reduction in the corporate income tax rate in the state of Iowa.
9    Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project. Construction was completed in the second quarter of 2024.

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About Fortis
Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2024 revenue of $12 billion and total assets of $73 billion as at December 31, 2024. The Corporation's 9,800 employees serve utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

Forward-Looking Information
Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2025 through 2029; the expected sources of funding for the capital plan, including the source of common equity proceeds; the nature, timing, benefits and expected costs of certain capital projects, including ITC's investments associated with tranches 1 and 2.1 of the MISO LRTP; the expected timing, outcome and impact of legal and regulatory proceedings and decisions; forecast rate base and rate base growth through 2029; the expected nature, timing and benefits of additional opportunities beyond the capital plan, including further expansion of the electric transmission grid in the U.S. to support load growth and facilitate the interconnection of cleaner energy, transmission investments associated with the MISO LRTP tranches 1, 2.1 and 2.2 as well as regional transmission in New York, grid resiliency and climate adaptation investments, renewable gas solutions and liquefied natural gas infrastructure in British Columbia, and the acceleration of load growth and cleaner energy infrastructure investments; the expectation that long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2029; the 2050 net-zero direct GHG emissions target; the 2030 and 2035 direct GHG emissions reduction targets; and the potential impact of federal, state and provincial energy policies and other factors, including significant customer and load growth and the development of clean energy technology, on the Corporation's ability to achieve its GHG emissions reduction targets.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: reasonable outcomes for legal and regulatory proceedings and the expectation of regulatory stability; the successful execution of the capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities beyond the capital plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar-to-Canadian dollar exchange rate; the continuation of current participation levels in the Corporation's dividend reinvestment plan; and the Board of Directors of the Corporation exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Teleconference to Discuss 2024 Annual Results
A teleconference and webcast will be held on February 14, 2025 at 8:30 a.m. (Eastern). David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer, will discuss the Corporation's 2024 annual results.

Shareholders, analysts, members of the media and other interested parties are invited to listen to the teleconference via the live webcast on the Corporation's website, www.fortisinc.com/investors/events-and-presentations.

Those members of the financial community in Canada and the United States wishing to ask questions during the call are invited to participate toll free by calling 1.844.763.8274. Individuals in other international locations can participate by calling 1.647.484.8814. Please dial in 10 minutes prior to the start of the call. No access code is required.

An archived audio webcast of the teleconference will be available on the Corporation's website two hours after the conclusion of the call until March 14, 2025. Please call 1.855.669.9658 or 1.412.317.0088 and enter access code 9850557#.

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Additional Information
This news release should be read in conjunction with the Corporation's Management Discussion and Analysis and Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For more information, please contact:

Investor Enquiries:	Media Enquiries:
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Government Relations
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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